Issuer Free Writing Prospectus Dated June 13, 2007
Relating to Preliminary Prospectus Dated June 12, 2007
Filed Pursuant to Rule 433
Registration Statement No. 333-139203

BIOFUEL ENERGY CORP. COMMON STOCK OFFERING

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated June 12, 2007 relating to this offering (the ‘‘Preliminary Prospectus’’) included in Amendment No. 7 to the Registration Statement on Form S-1 (File No. 333-139203) relating to these securities. The following information supplements and updates the information contained in the Preliminary Prospectus. We have also filed Amendment No. 9 to the Registration Statement (‘‘Amendment No. 9’’) which reflects these changes. Amendment No. 9 can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1373670/000095013607004131/file1.htm.

Common stock offered by us in this offering:	5,250,000 shares (excluding option to purchase up to 787,500 additional shares to cover over-allotments). This represents a decrease in the number of shares to be offered by us from 9,500,000 shares indicated in the Preliminary Prospectus.

Private placement:	Concurrent with this offering, certain affiliates of Greenlight Capital, Inc. and Third Point LLC, two of our principal stockholders, and Thomas J. Edelman, our Chairman, will purchase 2,500,000, 1,250,000 and 500,000 shares of common stock, respectively, at a price per share equal to the initial public offering price. We will not pay any discounts or commissions with respect to the shares sold in the private placement

Estimated initial public offering price per share:	$10.50 per share. This represents a decrease from the price range of $13.00 to $14.00 indicated in the Preliminary Prospectus.

Net proceeds to us:	Approximately $93 million ($100 million if the underwriters’ over-allotment option is exercised in full), after deducting the underwriting discount and our estimated offering expenses and after giving effect to proceeds received by us in connection with the concurrent private placement.

Use of proceeds:	The net proceeds that we will receive from this offering will be less than the estimated net proceeds set forth under the caption ‘‘Use of proceeds’’ in the Preliminary Prospectus, which was based on an assumed initial public offering price of $13.50 per share.

We expect that the net proceeds will ultimately be used to fund the equity portion of the construction costs of our Alta plant. However, prior to the time funds are required at Alta, we may use them to repay or defer borrowings under our bank construction loans for our Wood River and Fairmont plants. To the extent we feel we have sufficient liquidity, we may use a portion of the net proceeds to repay outstanding subordinated debt.

We intend to borrow up to approximately $130 million of additional debt to finance the remaining costs of construction of our Alta plant. Such required borrowing would be increased to the extent we use a portion of the net proceeds to repay outstanding subordinated debt. As funds are required for the construction of our Alta ethanol plant, we expect to borrow these funds under existing or subsequent bank facilities, which, in combination with proceeds from this offering, the concurrent private placement and internal cash flows, would fund such expenditures.

Pro forma as adjusted capitalization:	Based on an estimated initial public offering price of $10.50 per share, as of March 31, 2007, on a pro forma as adjusted basis, cash and equivalents would have been approximately $93.4 million, total debt would have been approximately $18.0 million, additional paid-in capital would have been approximately $119.2 million, total stockholders’ equity would have been approximately $115.7 million and total capitalization would have been approximately $207.9 million. Additionally, the LLC would record a beneficial conversion charge of approximately $4.6 million, which would result in a beneficial ownership charge of approximately $1.3 million on a consolidated basis.

Dilution:	After giving effect to the sale of 5,250,000 shares of our common stock in this offering at an estimated initial public offering price of $10.50 per share, and after deducting the underwriting discount and estimated offering expenses payable by us, and after giving effect to the concurrent private placement, our pro forma as adjusted net tangible book value as of March 31, 2007 would have been approximately $179.7 million, or approximately $5.53 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $1.82 per share to our historical equity investors and an immediate dilution in pro forma net tangible book value of $4.97 per share of our common stock to new investors (including the direct purchasers), or 47.3% of the offering price of $10.50 per share of our common stock. Based on the estimated initial public offering price of $10.50, the new investors purchasing shares of common stock in this offering will have purchased approximately 16.2% of our outstanding common stock immediately following the completion of this offering and will have contributed approximately 26.4% of the total consideration paid for our common stock, and the private purchasers will have purchased approximately 13.1% of our outstanding common stock immediately following the completion of this offering and will have contributed approximately 21.4% of the total consideration paid for our common stock.

If the underwriters’ over-allotment option is exercised in full, (1) the pro forma as adjusted net tangible book value per share of common stock would be approximately $5.63 and (2) the dilution to new investors (including the direct purchasers) in pro forma as adjusted net tangible book value per share would be reduced to $4.87 per share.

Stock split:	Based on an estimated initial public offering price of $10.50 per share, the stock split would be effected at a ratio of 5,041.824 to 1, which would result in 5,041,824 shares of common stock outstanding immediately prior to the offering. The actual stock split will have no effect on the percentage economic or voting ownership of BioFuel Energy Corp. represented by the 5,250,000 shares of common stock offered by the prospectus, but will only affect the relative economic and voting ownership of our historical equity investors.

Principal stockholders:	Based on an estimated initial public offering price of $10.50 per share, and after giving effect to the recapitalization, the sale of 5,250,000 shares offered by the prospectus, the private placement of 4,250,000 shares of our common stock to the private purchasers and assuming that the underwriters’ over-allotment option is not exercised and a certain closing date, Greenlight Capital, Inc. and its affiliates will beneficially own 7,541,824 shares of common stock and 4,311,156 shares of Class B common stock (representing voting power of approximately 36.5%), the Third Point funds will beneficially own 1,250,000 shares of common stock and 4,676,491 shares of Class B common stock (representing voting power of approximately 18.2%), Cargill, Incorporated will beneficially own 1,675,622 shares of Class B common stock (representing voting power of approximately 5.2%), Mr. Edelman will beneficially own 500,000 shares of common stock and 3,144,245 shares of Class B common stock (representing voting power of approximately 11.2%), and our Directors and executive officers as a group will beneficially own 9,373,148 shares of common stock and 14,158,945 shares of Class B common stock (representing voting power of approximately 72.4%).

Shares eligible for future sale:	Upon completion of this offering and the concurrent private placement, based upon the estimated initial public offering price of $10.50 per share, we expect to have 14,541,824 outstanding shares of common stock (or 15,329,324 if the underwriters exercise their over-allotment option in full) and 17,958,176 outstanding shares of Class B common stock.

Of these shares, the 5,250,000 shares sold in this offering, or 6,037,500 shares if the underwriters exercise their over-allotment option in full, will be freely tradeable without restriction under the Securities Act except for any shares purchased by one of our ‘‘affiliates’’ as defined in Rule 144 under the Securities Act.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV OR BY CLICKING ON THE LINK ABOVE. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING J.P. MORGAN SECURITIES AT 1-718-242-8002, CITIGROUP GLOBAL MARKETS INC. TOLL-FREE AT 1-800-831-9146 OR A.G. EDWARDS & SONS, INC. AT 1-314-955-3000.